September 18, 2007

VIA U.S. MAIL AND FACSIMILE

Ronald R. Bessette, Associate Counsel
Lincoln Financial Group
One Granite Place, P.O. Box 515
Concord, New Hampshire 03302

	Re:	Lincoln Life Flexible Premium Variable Life Account R
		Lincoln National Life Insurance Company
		Initial Registration Statements on Form N-6
		File Nos. 333-145235 and 811-8597
		File Nos. 333-145239 and 811-8597

Dear Mr. Bessette:

	The staff has reviewed the above-referenced registration statements, which the Commission received on August 8, 2007. We have given the registration statements a selective review based on the representations in your August 8, 2007 letters that these filings are substantially similar to another variable life insurance product that was previously reviewed by the staff (File Nos. 333-139960, 811-
8557). Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement for File No. 333-145235.

1.  Change of Plan (Statement of Additional Information, p. 9)

	The last sentence of the carryover paragraph on page 9 notes that, where a request to split the policy has been made, a new policy
may not be issued to one of the insureds   under certain
circumstances. Please clarify how contract value is handled in that case.

2.  Power of Attorney (Part C)

	Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of each new registration statement. See Rule 483(b) of the 1933 Act.

3.  Financial Statements, Exhibits, and Other Information

	Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in pre-effective amendments to the registration statements.

4.  Tandy Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant`s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

* the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the
effective date of the   registration statements as a confirmation
of
the fact that those requesting acceleration are aware of their respective responsibilities.

******************************************************************
***
***

	Please respond to these comments with a letter to me and pre-effective amendments to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

      Although we have completed our initial review of the registration statements, they will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to them. After we have resolved all issues, the registrant and its underwriter must both request acceleration of the effective date of the registration statements, as amended.

      If you have any questions, please call me at (202) 551-6762. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-4644.

      	Sincerely,


								Ellen J. Sazzman
								Senior Counsel
      							Office of Insurance
Products




Ronald R. Bessette, Associate Counsel
Lincoln Financial Group
September 18, 2007




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